
December 7, 2022

Phillip Bosua
Chief Executive Officer
KNOW LABS, INC.
500 Union Street, Suite 810
Seattle, Washington 98101

> **Re: KNOW LABS, INC.**
> **Registration Statement on Form S-3**
> **Filed December 2, 2022**
> **File No. 333-268655**

Dear Phillip Bosua:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Ansart at 202-551-4511 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Jessica M. Lockett